Exhibit 99.1

Santech Holdings Announces Completion of Issuance of Ordinary Shares

HONG KONG, March 19, 2025 (GLOBE NEWSWIRE) – On March 17, 2025, Santech Holdings Limited (NASDAQ: STEC) (the “Company”), entered into a share subscription agreement and raised additional capital to fund its current operations. Pursuant to the share subscription agreement, the Company will issue to Carmel Holdings Limited 112,000,000 restricted ordinary shares of the Company (the “Subscription Shares”) for a total consideration of approximately US$1.0 million.

With the approval of all independent directors of the Board of Directors, issuance of the Subscription Shares has been completed on March 19, 2025. The total proceeds to the Company are approximately US$1.0 million, which will be used to support the Company’s liquidity and working capital needs.

Carmel Holdings Limited is a company duly incorporated and validly existing under the laws of the British Virgin Islands, controlled by Lawrence Wai Lok, Chief Executive Officer. This issuance of ordinary shares marks the completion of another key step in the Company’s ongoing efforts in restructuring and business reorganization.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited
Email: ir@santechholdings.com